AmeriCrew Inc.

21 Omaha Street

Dumont, New Jersey 07628

(201) 378-7700

November 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Re:	AmeriCrew Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed April 15, 2022 Form 10-Q for the Quarterly Period Ended June 30, 2022 Filed August 22, 2022 File No. 000-56176

Ladies and Gentlemen:

This letter is submitted by AmeriCrew Inc. (“AmeriCrew” or the “Company”) in response to the comment letter dated October 5, 2022 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed April 15, 2022 and Form 10-Q for the Quarterly Period Ended June 30, 2022 filed August 22, 2022.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with AmeriCrew’s responses set forth immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 10-Q for the Quarterly Period Ended June 30, 2022

Evaluation of Disclosure Controls and Procedures, page 54

1.

We note your response to comment 1. Please be advised that the comment will remain open until your filing of the amended 10-K for the fiscal year ended December 31, 2021 that fully addresses the issue raised.

Response: The Form 10-K/A has been filed.

Index to Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

Securities and Exchange Commission

Division of Corporation Finance

November 7, 2022

2.

We note your response to comment 5. As we noted in the comment, page F-18 discloses that all outstanding preferred stock converted to common stock on December 21, 2021. We located no disclosure suggesting conversion occurred on November 22, 2021. This suggests 290,340 common shares outstanding from January 1, 2021 to December 21, 2021, followed by 15,764,425 common shares outstanding from December 22, 2021 to December 31, 2021. This would indicate that the weighted average number of common shares outstanding for fiscal year 2021 was considerably less than 1,943,735. Please advise.

Response: After review, we determined that you are correct. The Form 10-Q/A which has been filed made the appropriate adjustments throughout. The Form 10-K for the year ended September 30, 2022 will reflect the adjusted numbers.

3.

Please provide us the revised weighted average number of common shares outstanding you expect to report in your amended June 30, 2022 Form 10-Q for the comparative 2021 periods, and how they were calculated.

Response: The Form 10-Q/A contains the revisions throughout.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

4.

We note your response to comment 6 that the $282,450 of recapitalization expenses should have been expensed during fiscal 2021 instead of charged to equity, since no gross proceeds were realized from your 2021 recapitalization. In conjunction with comment 5 below, please confirm that the audited comparative December 31, 2021 financial statements in your transitional 10-K will also include a restatement to correct for this error along with appropriate footnote disclosure of the nature of the restatement and its materiality to your fiscal 2021 financial statements as originally filed.

Response: Upon review, we determined that you are correct and we made the appropriate changes in the 10-Q/A throughout.

General

5.

We note in your response that you expect to change your fiscal year from December 31st to September 30th effective October 1, 2022, and subsequently file a transitional Form 10-K for the nine months ended September 30, 2022 (transitional 10-K). Please address the following:

•	Please confirm your plan to furnish under Item 5.03 a Form 8-K explaining the fiscal year change.

•

Please confirm that your transitional 10-K will include audited comparative December 31, 2021 balance sheet and the related periodic financial statements for the year then ended that are restated to address comments 2, 3, 4 of our September 9, 2022 comment letter. Please also confirm that you will include appropriate footnote disclosure explaining the nature of the restatements and your evaluation both quantitatively and qualitatively of the materiality of each to your fiscal 2021 financial statements as originally filed.

Securities and Exchange Commission

Division of Corporation Finance

November 7, 2022

Response: The Form 8-K disclosing the change was filed on October 6, 2022. The transition report with the Form 10-K for the fiscal year ended September 30, 2022 will contain the information covered by the comment.

6.	We note your response to comment 3. Please be advised that this comment will remain open until your filing of the amended June 30, 2022 Form 10-Q that fully addresses the issue raised.

Response: See the Form 10-Q/A throughout.

7.

We note your responses to comments 7, 8, 9, and 10.Please be advised that the comments will remain open until your filing of the amended June 30, 2022 Form 10-Q that fully addresses the issues raised in each. With respect to comment 10, please confirm that you will be including Exhibits 31.1, 31.2, and 32.1 as part of the amended June 30, 2022 10-Q. Your response references their inclusion with respect to the Form 10-K.

Response: See the Form 10-Q/A throughout, which contains the certifications.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely, AmeriCrew Inc.

By:	/s/ Ross DiMaggio
Ross DiMaggio, CFO

cc: Michael Harris, Esq.